Exhibit 99.1

January 3, 2025

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Intchians Group Limited (the “Registrant”) in its Form 6-K dated January 3, 2025 and are in agreement with the statements therein concerning Forvis Mazars, LLP. We have no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ Forvis Mazars, LLP

New York, NY